Exhibit 99.(a)(1)(B)

Nexxen team,

As I’ve said many times, at the core of our success as a company is the incredible people who work here, and as a CEO charged with maintaining that success alongside resiliency of the business, it is of the utmost importance to me that we consistently review and expand the ways we are attracting and retaining top talent.

As you are aware, while Nexxen has seen important growth throughout the years, we have also experienced market headwinds which have resulted in the decline of our stock price and “underwater” stock options held by some of our employees (meaning, the shares are currently valued below the strike price of your options.)

In an effort to address this imbalance, provide immediate value to our talent and improve our capital structure, I am pleased to share that we will soon offer a one-time “underwater” option purchase program, which allows eligible employees with stock options that have an exercise price equal to $14.44 or $21.52 per share the ability cancel such options for cash.

You will receive an email shortly from our partners at Computershare with more detailed information, and we will schedule Q&A sessions to discuss this process and answer any questions you may have.

I underline that this is a personal decision, and no employee will be mandated to exchange their stock options for cash. The offer to exchange will remain open for several weeks allowing eligible employees ample time once the program commences to consider this decision.

If you have any questions about the program, please attend a Q&A session, or you can reach out to tenderoffer@nexxen.com.

Thank you for all of your hard work,

Ofer